

March 19, 2014

Via E-Mail
Mr. Carlo Buffone
Chief Financial Officer
Paramount Gold and Silver Corp.
665 Anderson Street
Winnemucca, NV 89445

> **Re: Paramount Gold and Silver Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed September 9, 2013**
> **Response submitted March 13, 2014**
> **File No. 001-33630**

Dear Mr. Buffone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 11. Executive Compensation, page 40

1. We note your response to comment 1 in our March 4, 2014 letter. Please explain clearly what company specific goals you are referencing in the second sentence of your response and how the consideration of those goals led to the 2013 option awards. Also, it is unclear why you have included $50,000 earned in a prior fiscal year in the bonus column. Refer to Item 402(c)(2)(iv) of Regulation S-K. Please advise.

Notes to Consolidated Financial Statements, page F-7
Note 8. Mineral Properties
Reese River, page F-17

2. We have reviewed your response to our prior comment 2 in our letter dated March 4, 2104.   Per review of Section 5 and 6.3 of the Asset Purchase Agreement filed by Valor Gold as Exhibit 10.1 in the Form 8-K filed on November 7, 2012, it appears the Rule 144 restrictions have been clearly presented. Please provide us with a detailed discussion of your expectations that lead you to believe that the restrictions from sale would be removed expediently without issue and how the factors you provided in your response (i.e., stock price decline, change in business plan) are directly related to the Rule 144 restriction.

3. We have reviewed your response to our prior comment 3 in our letter dated March 4, 2014 noting it does not appear to address our comment, therefore it is being reissued. You have disclosed that the $2,940,000 adjustment in the fourth quarter was the result of a change in your valuation technique and therefore a change in accounting estimate under the guidance of FASB ASC 820-10-35-26. It appears from your disclosure on F-24 and in the December 31, 2013 10-Q filed on February 4, 2014 that you have recorded this adjustment on a retrospective basis. Please note that under the guidance of FASB ASC 250-10-45-17 a change in estimate is recorded in the period of change or future periods. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dee Dee Hurst at 202-551-3681 or Angela Halac at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining